SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 20, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On June 19, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced audited results for the full year ended December 31, 2002 in accordance with International Financial Reporting Standards ("IFRS"). A copy of the press release is attached hereto as Exhibit 1.

         The Company's financial results and consolidated financial statements contained in this Form 6-K have been prepared in accordance with IFRS. IFRS differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, the Company's financial results and consolidated financial statements contained in this Form 6-K may materially differ from comparable financial information and statements prepared in accordance with U.S. GAAP. Please see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with the U.S. Securities and Exchange Commission for a discussion of the differences between IFRS and U.S. GAAP as they apply to the Company's financial statements. The Company's financial results and consolidated financial statements contained in this Form 6-K should be read in conjunction with the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with the U.S. Securities and Exchange Commission.

         Certain statements in this document are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

         Those forward-looking statements include, but are not limited to:

          o the Company's expectations with respect to the implementation of its investment program;

          o the Company's plans with respect to improving its sales, marketing and customer service organizations ;

          o the Company's expectations concerning the positive effects of higher settlement rates with regional operators and a different settlement system;

          o the Company's expectations as the growth of and its position in the telecommunications market; and

          o    other statements regarding matters that are not historical facts.

         These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

          o risks relating to changes in political, economic and social conditions in Russia and global economic conditions;

          o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

          o risks relating to the Company, including the achievement of the anticipated levels of profitability and growth; the timely development of demand for and market acceptance of, its services, competitive pressure and the ability of the Company to remain competitive in a liberalized telecommunications market; and

          o    other risks and uncertainties.

         For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    June 20, 2003                By:     [signed]    Petr N. Debrianski
                                         -------------------------------------
                                         Name: Petr N. Debrianski
                                         Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      1. English translation of the press release announced Rostelecom's audited results for the full year ended December 31, 2002 in accordance with International Financial Reporting Standards (IAS).

                                                                       Exhibit 1


PRESS RELEASE                                                       ROSTELECOM


ROSTELECOM REPORTS 20.2 % INCREASE IN 2002 IAS EBITDA TO USD 353 MILLION EXCLUDING PROVISIONS

Moscow, June 19, 2003: Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced audited results for the full year ended December 31, 2002 in accordance with International Financial Reporting Standards (IAS):

o Revenue for the full year 2002 increased 0.3% to USD 844.9* million o Domestic long-distance traffic rose 15.5% versus 2001 o International outgoing traffic grew by 14.1%, while incoming traffic increased by 12% in 2002
o Including bad debt expense and additional depreciation** Rostelecom reported 2002 EBITDA*** of USD 327.1 million compared to USD 294.5 million in 2001, operating profit of USD 74.5 million versus USD 56.3 million in 2001, and net profit of USD 37.2 million compared to USD 116.8 million in 2001
o EBITDA excluding provisions for bad debt grew 20.2% to USD 353 million, as cost reductions produced an increase in the underlying EBITDA margin (excluding provisions) from 34.9% to 41.8%
o Operating profit excluding bad debt provision and additional depreciation amounted to USD 125.3 million, a 125.5% increase over 2001.

Financial Highlights
     -----------------------------------------------------------------------
                                                                % change
       USD million                      2002         2001         y-o-y
     =======================================================================
       USD/RUR rate                  31.350000     29.170000
     =======================================================================
       Inflation index applied to     1.062425     1.2318268
       monetary items
     =======================================================================
       Inflation index applied to    1.1498185     1.1513101
       non-monetary items
     =======================================================================
       Revenue                         844.90       842.44        0.3%
     -----------------------------------------------------------------------
       EBITDA                          327.11       294.45        11.1%
     -----------------------------------------------------------------------
       EBITDA margin, %                38.7%         35.0%
     -----------------------------------------------------------------------
       EBITDA (excluding bad debt      353.02       293.67        20.2%
       provision)
     -----------------------------------------------------------------------
       EBITDA margin (excluding        41.8%         34.9%
       bad debt provision), %
     -----------------------------------------------------------------------
       Operating profit                74.49         56.33        32.2%
     -----------------------------------------------------------------------
       Operating profit (excluding
       bad debt provision and          125.28        55.55       125.5%
       additional depreciation)
     -----------------------------------------------------------------------
       Net profit                      37.20        116.84       -68.2%
     -----------------------------------------------------------------------

Sergei I. Kuznetsov, Chief Executive Officer of Rostelecom, commented, "Rostelecom's corporate reorganization and cost-cutting programs initiated in 2001 are beginning to pay off. This is most visible in the improvement in our underlying EBITDA margin (excluding provision) to 42%. Rising free cash flow also enabled us to reduce debt significantly during the year. Strong regional revenue growth for the year was offset by declines in Moscow. The turnaround in incoming ILD traffic, however, demonstrates the positive impact of the Company's new commercial approach.

In 2003 we are implementing a much-needed program to strengthen Rostelecom's sales and marketing and customer service organizations in order to boost top-line growth. From the third quarter of this year we also expect to benefit from higher settlement rates with regional operators and the introduction of a rational and transparent settlement system. In addition, 2003 marks the beginning of a three-year investment program to increase the efficiency of Rostelecom's existing network. These initiatives will put Rostelecom in a better position to capitalize on the growth of the Russian telecom market and overcome the competitive challenges."

In the fourth quarter of 2002, Rostelecom took non-cash charges of USD 44.9 million. These consisted of USD 20.0 million in bad debt expense (USD 25.9 million for the full year), which affected both EBITDA and net profit. In addition, the company has taken a USD 24.9 million additional depreciation charge associated with the discontinuation of leases for certain satellite channels, which affected both operating and net profit.

These non-cash charges offset the positive impact on Rostelecom's financial statements of USD 52.0 million in income from the sale of a 50% interest in Sovintel and income of USD 7 million from early redemption of debt to Siemens.

Domestic Long Distance (DLD) Services

Higher Traffic and Increased Settlement Rates with Regional Operators Result in Higher Revenues

DLD revenues for full year 2002 totaled USD 282.5 million, a year-on-year increase of 16.5%. DLD traffic increased by 15.5% to 7,136.2 million minutes compared to 2001.

DLD traffic from Russian operators reached 5,925 million minutes, growing by 18% compared to 2001. Full year 2002 revenues from operators for DLD traffic transit amounted to USD 177.0 million, an increase of 26.8% year-on-year, mainly due to the growth in revenue from regional operators. In addition to traffic growth, the increase in revenues is also attributable to higher settlement rates with regional operators. Rates for domestic long-distance traffic transit increased by 25% from July 2001, and by a further 25% from January 2002, in an effort to reduce the level of DLD cross-subsidization of local access services.

DLD traffic from subscribers increased by 4.5% during 2002 to 1,211.2 million minutes. 2002 DLD revenues from end-users increased by 2.5% over the same period a year ago to USD 105.5 million.

International Long Distance (ILD) Services to Russian Subscribers and Operators Revenue Growth from Regional Outgoing Traffic Offset by Competitive Pressures in Moscow

Outgoing ILD revenues from Russian operators and end-users for 2002 amounted to USD 254.8 million, a decrease of 11.2% year-on-year. 2002 outgoing ILD traffic grew by 14.1% to 1,234.6 million minutes.

The intense competitive environment in Moscow resulted in a decrease in ILD revenues from subscribers of 24.6% year-on-year to USD 103.9 million. Full year ILD traffic from subscribers decreased by 13.9% to 343 million minutes versus the same period a year ago.

ILD revenues from Russian operators for full year 2002 amounted to USD 150.9 million, a 1.1% increase compared to 2001. ILD traffic from Russian operators during the same period grew by 30.5% year-on-year to 891.6 million minutes. The growth in traffic was offset by reduced rates for alternative operators as Rostelecom introduced a new competitive pricing structure.

International Operators

New Commercial Approach Reverses Past Declines

Thanks to creation of a strong commercial team and improved cooperation with international operators to establish market-based international settlement rates, incoming international traffic surged by 12% to 973.3 million minutes in 2002 versus declines of 3.1% in 2001 and 3.4% in 2000.

Annual revenues from international operators for incoming traffic termination decreased by 23.8% to USD 127.6 million, due to significantly lower settlement rates, which were reduced by an average of 32% compared to 2001.

Corporate Development

Organizational Restructuring Ahead of Schedule
The restructuring program initiated in 2001 is moving ahead according to plan and ahead of schedule. The new organization has been structured into vertical customer-facing business groups. The branch network system has been optimized through the formation of seven regional branches, and upgraded technology systems have been developed and continue to be implemented to promote information and knowledge transfer throughout the Company.

Headcount at December 31, 2002 was 30,993, representing a 9% decrease over 2001. For 2003, previously announced plans for headcount reduction will result in a further expected 8% decrease in staffing levels. At the same time, Rostelecom continues to optimize the Company's compensation structure and increase salaries to retain key specialists.

Going forward, profitability will be further improved through ongoing optimization of Rostelecom's asset base and the elimination of uneconomic lines of business.

Investment Program: Disciplined Approach to Network Upgrade

In 2002, capital expenditure increased 17% to USD 70 million compared to USD 60 million in 2001, but still was significantly below pre-2001 levels (on average USD 250 million annually) while the new management completed a thorough evaluation of commercially justified investments. For the next three years, beginning in 2003, USD 150-170 million will be invested annually to upgrade the network and build on Rostelecom's existing backbone to increase its competitive position and reliability.

Rising Cashflows Enabled Significant Debt Reduction

Cash and cash equivalents almost doubled in 2002, increasing by a net USD 55.2 million to USD 115 million. At the same time Rostelecom continued to reduce its debt load.

The Company's non-consolidated debt was reduced from USD 227.7 million at the end of 2001 to USD 142.1 million by the end of 2002. Loans in the amount of USD 80 million were repaid ahead of schedule, including obligations to Telecom Italia, Merrill Lynch and Siemens. One of the reasons for early redemption was to reduce foreign exchange exposure associated with the strengthening of the euro against the ruble and US dollar.

Income from early repayment amounted to USD 7 million, while Rostelecom's interest payments were reduced by more than USD 6 million.

The Company's consolidated debt amounted to USD 263.7 million at the end of 2002. The 1.6% increase in consolidated debt from USD 259.5 million at the end of 2001 is due to the growth in RTC-Leasing's third party obligations resulting from this subsidiary's efforts to expand and diversify its client base.

Financial Review

Consolidation Effects on Revenue
Total positive effect on revenue from consolidation of subsidiaries' financial statements amounted to USD 34.1 million. Of this amount, USD 21.4 million (net of intercompany settlements) is due to the consolidation of RTComm.RU, while USD
7.6 million derives from third-party revenues of RTC-Leasing. Other revenue from consolidated subsidiaries amounting to USD 5.1 million consists of the third-party revenues of Westelcom and RTC-Leasing's subsidiary AKOS.

Operating Expenses
Operating expenses in the consolidated financial statements for 2002 totaled USD
770.4 million, a reduction of 2 % year-on-year, mainly due to lower payments to operators and a decrease in taxes other than income tax.

Operating costs excluding non-cash charges such as bad debt expense (USD 25.9 million) and additional depreciation charge related to the discontinuation of lease of certain satellite channels (USD 24.9 million) totaled USD 719.6 million
- an 8.5% decrease compared to 2001.

Payments to international operators decreased by 16.2% to USD 173.5 million due to the reduction in international settlement rates. The effective settlement rate paid to international operators decreased, on average, by 27%.

Payments to Russian operators amounted to USD 51.3 million for 2002, a decrease of 15.9% year-on-year. The decrease in payments to Russian operators is attributable to lower-than-normal payments to MGTS (Moscow local access provider) and the elimination of settlements between Rostelecom and Westelcom.

Staff costs for the full year totaled USD 111.2 million compared to USD 107.9 million for the previous year. The 3.1% increase is due to redundancy payments relating to headcount reduction, as well as cost-of-living increases for employees in December 2001 and February 2002.

Taxes other than on income decreased 42.5% to USD 26.2 million due to a decrease in tax risk provision in 2002 compared to 2001.

Full year 2002 consolidated EBITDA grew by 11.1% to USD 327.1 million. EBITDA excluding provisions for bad debt grew 20.2% to USD 353 million, with the underlying EBITDA margin (excluding bad debt provision) growing from 34.9% to 41.8%.

Depreciation charges increased by 6.1% to USD 252.6 million due to an additional depreciation charge of USD 24.9 million associated with revision of the estimated remaining period of use of certain leased satellite channels, which it discontinued using in early 2003.

Consequently, 2002 operating profit amounted to USD 74.5 million, a 32.2% increase over 2001. Operating profit excluding bad debt expense and additional depreciation reached USD 125.3 million, a 125.5% increase over 2001.

Other Income/Loss
During 2002 interest income increased 254.1% to USD 12.9 million due to a surge in short-term deposits. Interest expense decreased by 38.1% to USD 26.1 million owing to reduction in the outstanding debt and lower interest rates. As a result, net interest expense for 2002 decreased by 65.8% to USD 13.2 million.

In September 2002, Rostelecom completed the sale of its 50% stake in Sovintel to the Golden Telecom group of companies. In exchange, Rostelecom received USD 10 million, a promissory note with a par value of USD 46 million, which was redeemed in December 2002 and a 15% interest in Golden Telecom's share capital, which is reported as an investment in associates in the full year consolidated financial statements. Income from this transaction in the amount of USD 52 million was reported as income from the sale of investments.

Net income was negatively affected by the increase in minority interest in Rostelecom subsidiaries' net profits to USD 32.2 million from USD 9 million in 2001. This mainly relates to the increase in RTC-Leasing's net profit, as well as the consolidation of a number of new companies, including RTComm.RU. Foreign exchange losses in the amount of USD 29.5 million also had a negative impact on the net income, due to the Japanese Yen and Euro strengthening against the ruble and US dollar. The Company has reduced its foreign exchange risk by repaying a large portion of its Euro-denominated debt in 2002 as well as by converting the bulk of its Yen debt into US dollars in 2003.

Income Tax
The current tax charge shows a modest year-on-year increase of 8.3% to USD 90 million. The positive effect from the reduction of the corporate tax rate from 35% to 24% was offset by the tax paid on income from the disposal of Sovintel in the amount of USD 23 million, calculated according to the gain under RAS.

Deferred tax gains decreased by 57.3% to USD 47.8 million. While in 2001 the income was due to the change in the tax rate, in 2002 gains resulted from the write-off of deferred tax on investment in Sovintel and a decrease in the value of fixed assets.

Net Income
Consolidated net income for 2002 equaled USD 37.2 million, a decrease of 68.2% compared to full year 2001.


Rostelecom will host a webcast of its year end results conference call today, Thursday June 19, beginning at 9 AM (Eastern US) / 2 PM (London) / 5 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter.

Appendices:
1. Condensed consolidated balance sheets as of December 31, 2001 and 2002 in USD;
2. Consolidated Profit and Loss Statements for the years ended December 31, 2001 and 2002 in USD;
3. Full version of the audited consolidated financial statements of Rostelecom in accordance with International Financial Reporting Standards as of December 31, 2002 and for twelve months then ended (in a separate file).

          Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

          These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

          These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

          For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

          The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.




For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Appendix I

Condensed Consolidated Balance Sheets as of December 31, 2001 and 2002 in USD*
----------------------------------------------------------------------------
                                                                % change
  USD million                           Dec 31, 01  Dec 31, 02    y-o-y
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  RUR/USD rate                             30.14       31.78
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  ASSETS
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Non-Current Assets                       1,862       1,811       -2.7%
      Property, plant and equipment        1,806       1,629       -9.8%
  Current Assets                             422         529       25.4%
      Accounts receivable,net                246         271       10.2%
         Bad debt provision                   53          77       45.3%
      Short-term investments                  93         144       54.8
----------------------------------------------------------------------------
      Cash and cash equivalents               64         115       79.7%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Total Assets                             2,284       2,340       2.5%
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------
----------------------------------------------------------------------------
  SHAREHOLDERS' EQUITY, MINORITY
  INTEREST AND LIABILITIES
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Shareholders' equity                     1,405       1,430       1.8%
  Minority interest                           56          88       57.1%
  Current liabilities                        457         456       -0.2%
      Current portion of interest
      bearing loans                          193         143      -25.9%
      Short-term borrowings                   35          48       37.1%
  Non-current liabilities                    366         366       0.0%
      Interest bearing loans - net of
      current portion                         31          73      135.5%
      Deferred tax liability                 324         285      -12.0%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Total Liabilities                          823         822       -0.1%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Total Shareholders' Equity, Minority
  Interest and Liabilities                 2,284       2,340       2.5%
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Net Debt **                                102           5       -95.0%
----------------------------------------------------------------------------

*To calculate the dollar amounts provided in Appendix II, non-monetary items were deinflated using weighted average historical inflation indices (individual for each particular item) and translated into USD using exchange rate at the end of the respective period. Monetary items of the balance sheet as of December 31, 2001 were deinflated using 1.15124 inflation index (inflation index for 2002). Monetary items of the balance sheet as of December 31, 2002 were not deinflated.

** Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments

Appendix II

Consolidated P&L Statements for the years ended December 31, 2001 and 2002 in
USD*
--------------------------------------------------------------------------
  USD million                         2001         2002       % change
                                                                y-o-y
==========================================================================
    RUR/USD rate                  29.170000    31.350000
==========================================================================
    Inflation index applied to
    monetary items                1.2318268     1.062425
==========================================================================
    Inflation index applied to
    non-monetary items            1.1513101    1.1498185
==========================================================================
  Revenue from local operators       371.20       420.81        13.4%
    ILD                              149.28       150.87        1.1%
    DLD                              139.60       176.99        26.8%
    Other                             82.32        92.95        12.9%
  Revenue from subscribers           240.67       237.58        -1.3%
    ILD                              137.78       103.94       -24.6%
    DLD                              102.89       105.47        2.5%
    Internet                           0.00        25.49         n/a
    Cellular services                  0.00         2.67         n/a
  Revenue from international
  operators                          190.72       153.12       -19.7%
    Telephone                        167.48       127.60       -23.8%
    Telex, telegraph, etc.            15.89        18.67        17.5%
    Leased lines                       7.35         6.85        -6.8%
  Other                               39.85        33.39       -16.2%
--------------------------------------------------------------------------
    Payments to international      (207.00)     (173.51)       -16.2%
    operators
    Payments to local operators     (60.95)      (51.25)       -15.9%
    Depreciation                   (238.12)     (252.62)        6.1%
    Additional depreciation            0.00      (24.88)         n/a
    Wages, salaries, etc.          (107.90)     (111.21)        3.1%
    Administrative and other costs  (93.20)     (103.70)        11.3%
    Taxes other than on income      (45.50)      (26.18)       -42.5%
    Repairs and maintenance         (17.73)      (13.57)       -23.5%
    Bad debt (expense)/recovery        0.78      (25.91)         n/a
    Loss on sale of property,
    plant and equipment             (16.49)      (12.46)       -24.4%

  Operating expenses excl. bad
  debt and additional depreciation (786.89)     (719.62)        -8.5%
--------------------------------------------------------------------------
  EBITDA                             294.45       327.11        11.1%
--------------------------------------------------------------------------
  EBITDA Margin, %                    35.0%        38.7%        10.8%
--------------------------------------------------------------------------
  EBITDA (excluding bad debt         293.67       353.02        20.2%
  expense)
--------------------------------------------------------------------------
  EBITDA Margin (excluding bad
  debt expense), %                    34.9%        41.8%        19.9%
--------------------------------------------------------------------------
  Operating profit                    56.33        74.49        32.2%
--------------------------------------------------------------------------
  Operating Margin, %                  6.7%         8.8%        31.9%
--------------------------------------------------------------------------
  Operating profit (excl. bad         55.55       125.28       125.5%
  debt and additional
  depreciation)
--------------------------------------------------------------------------
  Operating Margin (excl. bad
  debt and additional
  depreciation), %                     6.6%        14.8%       124.9%
--------------------------------------------------------------------------
  Gain / (loss) from associates      (0.97)        11.80         n/a
  (excluding related tax)
    Interest expense                (42.16)      (26.09)       -38.1%
    Interest income                    3.65        12.91       254.7%
    Income from sale of
    investments                        0.00        55.24         n/a
       Income from Sovintel sale       0.00        52.03         n/a
    Other non-operating income,
    net                                2.34        16.69       614.1%
       Income from early
       redemption of debt to Siemens   0.00         6.91         n/a
    Foreign exchange (loss) /
    gain, net                         82.10      (29.51)       -135.9%
  Non-operating profit                45.92        29.24       -36.3%
  Income before tax and minority
  interest                           101.28       115.53        14.1%
    Current tax charge              (83.13)      (90.01)        8.3%
    Deferred tax benefit /
    (charge)                         112.13        47.83       -57.3%
       Effect from tax rate
       reduction                     139.15         0.00         n/a
    Share in income taxes of
    associates                       (4.48)       (3.99)       -10.9%
  Income tax (expense) / benefit      24.52      (46.17)         n/a
  Income / (loss) after taxation     125.80        69.36       -44.9%
    Minority interest                (8.96)      (32.16)       258.9%

--------------------------------------------------------------------------
* To calculate the dollar amounts provided in Appendix II with respect to monetary items, inflated rubles as reported in the full version of the audited consolidated financial statements were deinflated and translated into USD using average inflation indices and exchange rates:

                                            2001         2002

        Inflation index                  1.2318268    1.062425
        RUR/USD rate                        29.17        31.35

  Non-monetary items (depreciation and loss on sale of PP&E) were deinflated using historical inflation indices.

                                            2001         2002

        Inflation index                    1.1513101    1.1498185
        RUR/USD rate                        29.17        31.35







--------
* In order to ensure comparability of Rostelecom's financial statements to peer companies, all absolute figures in the profit and loss statement and the balance sheet, included in the text of the press release as well as Appendices I and II, are stated in US dollars (USD). To calculate the dollar amounts of the consolidated financial statements, inflated rubles as reported in the full version of the audited consolidated financial statements were deinflated and translated into USD using average inflation indices and exchange rates (for P&L items) and end-of-the-period indices and exchange rates (for balance sheet items) except for non-monetary items (PP&E and depreciation, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were deinflated using historical inflation indices.

**Additional depreciation charge associated with revision of the estimate of the remaining period of use of certain leased satellite channels, which the Company discontinued using in early 2003

*** EBITDA is calculated as operating profit plus depreciation charge